UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)


                          CLEARVIEW CINEMA GROUP, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   185070 10 9
                       -----------------------------------
                                 (CUSIP Number)

             H. L. Klein, General Counsel and Assistant Secretary,
                          Clearview Cinema Group, Inc.
               7 Waverly Place, Madison NJ 07940 (201) 377-4646
      -----------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                December 12, 1997
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.    NAME OF REPORTING PERSON                                     A. Dale Mayo
                                                                   -------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
3.    SEC USE ONLY




4.    SOURCE OF FUNDS                                                        N/A
                                                                             ---

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.
                                                                         -------
      NUMBER OF               7.    SOLE VOTING POWER                    787,097
      SHARES
      BENEFICIALLY            8.    SHARED VOTING POWER                        0
      OWNED BY
      EACH                    9.    SOLE DISPOSITIVE POWER               318,000
      REPORTING
      PERSON WITH             10.   SHARED DISPOSITIVE POWER                   0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       787,097
                                                                         -------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   35.6%
                                                                           -----
14.   TYPE OF REPORTING PERSON                                                IN
                                                                              --
                                       2

Item 1.  Security and Issuer.

            This Statement relates to the Common Stock, par value $0.01 per share ("Clearview Common Stock"), of Clearview Cinema Group, Inc., a Delaware corporation (the "Company" or "Clearview"). The principal executive offices of the Company are located at 7 Waverly Place, Madison, New Jersey 07940.


Item 2.  Identity and Background.

            This Statement is being filed by A. Dale Mayo ("Mr. Mayo"), whose address is 7 Waverly Place, Madison, New Jersey 07940. Mr. Mayo is the Chairman of the Board, President, and Chief Executive Officer of Clearview at the address reported in Item 1.

            During the five years immediately prior to the date of this Statement, Mr. Mayo has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state or securities laws or finding any violation with respect to such laws.

            Mr. Mayo is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

            Mr. Mayo is the record owner of 318,000 shares of Clearview Common Stock. Such shares were principally acquired by Mr. Mayo pursuant to a Contribution and Exchange Agreement dated December 21, 1994, in exchange for Mr. Mayo's outstanding shares of capital stock of Clearview Theater Group, Inc., CCC Madison Triple Cinema Corp., CCC Chester Twin Cinema Corporation and CCC Manasquan Cinema Corporation and other consideration.

            Additionally, Mr. Mayo may be deemed to be a beneficial owner of 469,097 shares of Clearview Common Stock by reason of several Voting Trust Agreements of which Mr. Mayo is the trustee. Under those agreements, Mr. Mayo has the right to exercise all voting rights with respect to those shares for a period of twenty years or until such shares are sold in a public offering under the Securities Act of 1933 or in accordance with Rule 144 under the Securities Act. Mr. Mayo has no investment or dispositive power over any such shares.

            All 318,000 shares of which Mr. Mayo is the record owner and 364,800 shares of which Mr. Mayo may be deemed to be a beneficial owner, were acquired prior to August 12, 1997, the date on which Clearview's registration statement under the Securities Exchange Act of 1934, as amended, became effective. On November 21, 1997 and December 12, 1997, Clearview and its subsidiaries acquired separate movie theater businesses in which the Company issued 41,797 and 62,500 shares of Clearview Common Stock, respectively, pursuant to which Mr. Mayo may be deemed to be a beneficial owner of such shares under Voting Trust Agreements, described in Items 5 and 6 below.

Item 4.  Purpose of Transaction.

            The shares of Clearview Common Stock directly owned by Mr. Mayo are held for investment purposes. Mr. Mayo has obtained voting power over shares of Clearview Common Stock pursuant to Voting Trust Agreements in order to enhance stability of management of the Company. Mr. Mayo may enter into similar Voting Trust Agreements in connection with future acquisitive transactions of the Company.

            In the performance of his duties as Chairman of the Board, President, and Chief Executive Officer of Clearview, Mr. Mayo expects to have continually under consideration various plans or proposals which may relate to or might result in one or more of the matters described in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Any such plans or proposals, however, would be subject to consideration and approval by the Board of Directors of Clearview.


Item 5.  Interest in Securities of the Issuer.

            (a)-(b) At the date of this Statement, 787,097 shares of Clearview Common Stock in the aggregate are beneficially owned by Mr. Mayo, representing approximately 35.6% of the total number of the issued and outstanding shares of Clearview Common Stock (based upon information contained in the Form 10-Q
Quarterly Report of Clearview, for the quarterly period ended September 30, 1997, and transactions of which he has knowledge subsequent thereto). Of such 787,097 shares, Mr. Mayo has sole voting power with respect to all such shares (approximately 35.6% of the outstanding shares) and sole dispositive power with respect to 318,000 shares (approximately 14.4% of the outstanding shares).

            At the date of this Statement, Mr. Mayo holds an option to purchase 50,000 shares of Clearview Common Stock granted by the Company pursuant to the Clearview 1997 Stock Incentive Plan. Such shares have not been included elsewhere in this Statement due to restrictions which would generally prohibit the exercise of such options within sixty days after the date of this Statement.

            (c) On November 21, 1997, Mr. Mayo may be deemed to have become a beneficial owner of 41,797 shares of Clearview Common Stock (slightly less than 2.0% of the outstanding shares) pursuant to the execution of a Voting Trust Agreement by and among Mr. Mayo, as Voting Trustee, F & N Cinema, Inc. and Roxbury Cinema, Inc. entered into in connection with an acquisition by Clearview.

            On December 12, 1997, Mr. Mayo may be deemed to have become a beneficial owner of 62,500 shares of Clearview Common Stock (approximately 3.0% of the outstanding shares) pursuant to the execution of a Voting Trust Agreement by and among Mr. Mayo, as Voting Trustee, Mr. Jesse Sayegh, individually, and The New Bellevue Theater Corp., entered into in connection with an acquisition by Clearview.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

            Mr. Mayo is trustee under several Voting Trust Agreements. As trustee,

Mr. Mayo has the power to vote such shares pursuant to the Voting Trust Agreements. A copy of the Voting Trust Agreements, dated December 12, 1997 and November 21, 1997, respectively, are filed as Exhibits A and B hereto. All other Voting Trust Agreements under which Mr. Mayo is a voting trustee have been incorporated by reference to previous Clearview Securities and Exchange Commission filings as described in the Exhibit Index attached hereto.

            Mr. Mayo also holds an option to purchase 50,000 shares of Clearview Common Stock subject to the terms and conditions of the Board of Directors' grant of such options under the Clearview 1997 Stock Incentive Plan.


Item 7.  Material to be Filed as Exhibits.

Exhibit           Description

A                 Voting Trust Agreement,  dated December 12, 1997, by and among
                  A.  Dale  Mayo,   as  Voting   Trustee,   and  Jesse   Sayegh,
                  individually, and The New Bellevue Theater Corp.

B                 Voting Trust Agreement, dated November 21, 1997, by and among
                  A. Dale Mayo, as Voting Trustee, and F & N Cinema, Inc. and Roxbury Cinema, Inc.

C Voting Trust Agreement, dated December 21, 1994, by and between A. Dale Mayo, as Voting Trustee, and Brett E. Marks.

D                 Voting Trust Agreement, dated June 20, 1995, by and between A.
                  Dale Mayo, as Voting Trustee, and Michael C. Rush.

E                 Voting Trust  Agreement,  dated May 29, 1996,  by and among A.
                  Dale Mayo, as Voting Trustee, and Emerson Cinema, Inc.

F                 Voting Trust  Agreement,  dated July 31, 1996, by and among A.
                  Dale Mayo, as Voting Trustee, Paul Kay and Cindy Kay.

G                 Voting Trust Agreement,  dated August 30, 1996, by and between
                  A. Dale Mayo, as Voting Trustee, and Louis G.
                  Novick.

                                    SIGNATURE
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:  December 22, 1997                  /s/ A. Dale Mayo
                                          ------------------------------
                                          A. Dale Mayo

                                  EXHIBIT INDEX

                                            Sequential Page No.


A    Voting Trust Agreement,
     dated  December 12, 1997,
     by  and   among  A.  Dale
     Mayo, as Voting  Trustee,
     and    Jessie     Sayegh,
     individually, and The New
     Bellevue Theater Corp.

B    Voting  Trust  Agreement,
     dated  November 21, 1997,
     by  and   among  A.  Dale
     Mayo, as Voting  Trustee,
     and  F & N  Cinema,  Inc.
     and Roxbury Cinema, Inc.

C    Voting  Trust  Agreement,           Incorporated by reference
     dated  December 21, 1994,           from Exhibit 9.01  of the
     by and  between  A.  Dale           registration statement on
     Mayo, as Voting  Trustee,           Form   SB-2   (File   No.
     and Brett E. Marks.                 333-27819),    filed   by
                                         Clearview  Cinema  Group,
                                         Inc.,  on  May 27,  1997
                                         (the    "Form     SB-2").


D    Voting  Trust  Agreement,           Incorporated by reference
     dated June 20,  1995,  by           from Exhibit 9.02 of Form
     and between A. Dale Mayo,           SB-2.
     as  Voting  Trustee,  and
     Michael C. Rush.





E    Voting  Trust  Agreement,           Incorporated by reference
     dated  May 29,  1996,  by           from Exhibit 9.03 of Form
     and among A.  Dale  Mayo,           SB-2.
     as  Voting  Trustee,  and
     Emerson Cinema, Inc.


F    Voting  Trust  Agreement,           Incorporated by reference
     dated July 31,  1996,  by           from Exhibit 9.04 of Form
     and among A.  Dale  Mayo,           SB-2.
     as Voting  Trustee,  Paul
     Kay and Cindy Kay.





G    Voting  Trust  Agreement,           Incorporated by reference
     dated August 30, 1996, by           from   Exhibit   9.05  of
     and between A. Dale Mayo,           Amendment  No.  1 to Form
     as  Voting  Trustee,  and           SB-2,  filed by Clearview
     Louis G. Novick.                    Cinema  Group,   Inc.  on
                                         July 18, 1997.











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